UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018.

Commission File Number: 001-38252

Spark Networks SE

(Translation of registrant's name into English)

Kohlfurter Straße 41/43

Berlin 10999

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

As previously announced, on June 5, 2018 at the Annual General Meeting of Spark Networks, SE (the “Company”), the Company’s stockholders elected Cheryl Law and Hermione McKee to the Company’s Administrative Board (the “Board”).

At a meeting of the Board on July 18, 2018, the Board approved changes to the composition of its committees as follows: (i) Hermione McKee became a member of the Audit Committee, (ii) Brad Goldberg resigned as a member of the Audit committee, (iii) Cheryl Law became a member of the Presiding and Nominating Committee, and (iv) David Khalil resigned as a member of the Presiding and Nominating Committee. Following such changes, the composition of each of the Board’s Audit Committee and Presiding and Nominating Committee is as follows: (i) Colleen Birdnow Brown serves as Chair of the Audit Committee, and Axel Hefer and Hermione McKee serve as members of the Audit Committee; and (ii) Brad Goldberg serves as Chair of the Presiding and Nominating Committee, and Colleen Birdnow Brown and Cheryl Law serve as members of the Presiding and Nominating Committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: July 20, 2018	By:	/s/ Robert O’Hare
Name: Robert O’Hare
Title: Chief Financial Officer